O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

November 6, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Edgewater Technology, Inc.
Preliminary Consent Statement on Schedule 14A (the “Consent Statement”)
Filed October 26, 2015 by Lone Star Value Investors, LP et al.
File No. 000-20971

Dear Ms. Mills-Apenteng:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 4, 2015 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our clients, Lone Star Value Management, LLC and AMERI Holdings, Inc. (together with the other participants in the solicitation, the “Shareholder Group”), and we provide the following responses on the Shareholder Group’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Consent Statement.

General

1.	Please include information as of the most reasonable practicable date and fill in all blanks.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly to include information as of the most reasonable practicable date wherever possible. The Shareholder Group confirms that all blanks in the Consent Statement will be filled in prior to the filing of a definitive consent solicitation statement by the Shareholder Group.

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please provide us with support for the following:

Stockholder Letter:
o	“…Board lacks the proper commitment to stockholder interests and value to open-mindedly explore all options to maximize value.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 6, 2015

The Shareholder Group acknowledges the Staff’s comment and believes the statement has been properly couched as a belief of the Shareholder Group and believes that a reasonable factual basis exists for such belief. On a supplemental basis, the Shareholder Group offers the Staff the following explanation chronicling the dismissive nature of the Board and unwillingness to meaningfully engage in discussions regarding a potential business combination in support of the Shareholder Group’s belief that the Board lacks the proper commitment to stockholder interests and value to open-mindedly explore all options to maximize value.

Ameri100 first contacted the Company in June 2015 to initiate a dialogue to explore a potential business combination. The Company’s representatives refused to meet.  Ameri100 then took the step of sending a formal written proposal to Chairman and CEO Shirley Singleton and the Board, expressing Ameri100’s interest in a strategic business combination with Edgewater at a valuation of $8.50 per Edgewater share. Ameri100’s offer was based solely upon public information and it once again emphasized its desire to meet with the Board and management to explore the benefits of a strategic combination.  The Board responded with a cursory and “unanimous” rejection less than a week later, again without any dialogue with Ameri100, any explanation, or any evidence of serious consideration.

In light of the substantial benefits to Edgewater shareholders that the Shareholder Group believes would result from a combination between Ameri100 and Edgewater, the Shareholder Group believes that the Board’s refusal to engage with Ameri100 whatsoever and give proper consideration to its proposal justifies the Shareholder Group’s belief that the Board lacks the proper commitment to stockholder interests and value to open-mindedly explore all options to maximize value. Furthermore, as explained in greater detail below, other stockholders have previously urged the Board to evaluate strategic alternatives, but there is no evidence that the Stockholder Group is aware of indicating that the Board has listened to the advice the Company’s stockholders have offered. Nevertheless, the Shareholder Group has revised its disclosure to further qualify its belief by changing “lacks” to “may lack.” Please see the Cover Letter of the Consent Statement.

Page 7:
o
“It is apparent to us that the long-standing members of the Board lack the independence and incentives necessary to properly consider all alternatives and to successfully negotiate a value-maximizing outcome for all stockholders.”

The Shareholder Group acknowledges the Staff’s comment and believes the statement has been properly couched as a belief of the Shareholder Group and believes that a reasonable factual basis exists for such belief. On a supplemental basis, the Shareholder Group offers the Staff the following explanation for its opinion that the long-standing members of the Board lack the independence and incentives necessary to properly consider all alternatives and to successfully negotiate a value-maximizing outcome for all stockholders. As explained in the Consent Statement, the average tenure of the incumbent directors exceeds 10 years, and the Shareholder Group shares the concern of leading proxy advisory firm Institutional Stockholders Services Inc. (ISS) that a tenure of more than nine years may potentially compromise a director’s independence. Furthermore, as demonstrated by the table in page 12 of the Consent Statement, over the past six years, the Board and management team have been paid approximately 46% of the Company’s total EBITDA (pre Board and NEO compensation). Taking into consideration the average director tenure of the incumbent Board with the handsome compensation of the Board and management team (especially given the Company’s performance), the Shareholder Group believes there is ample support for its belief. Nevertheless, the Shareholder Group has revised such statement to further qualify its belief. Please see page 7 of the Consent Statement.

November 6, 2015

Page 10:
o	“The India-based model allows for faster completion times and better client service, representing a better value proposition for clients.”

The Shareholder Group acknowledges the Staff’s comment and has rephrased the statement to clearly indicate that such statement is the belief of the Shareholder Group. Please see page 10 of the Consent Statement. On a supplemental basis, the Shareholder Group offers the Staff the following explanation for its belief that the India-based model allows for faster completion times and better client service, representing a better value proposition for clients. The India-based model entails having employees based in both the United States and India (where US-based employees work with clients at the client site and India-based employees work on project execution in conjunction with the US-based employees), which provides clients with project support nearly 24 hours per day as someone is “on the job” at all hours if necessary. As a result of having round-the-clock service available, faster completion times are possible, resulting in better service times than US-based models.

Page 11:
o	“[T]he India-based IT services companies experienced stock price appreciation of over 650% vs. only 54% for Edgewater, a whopping performance gap of approximately 600%.”

The Shareholder Group acknowledges the Staff’s comment and has included the following footnote to such statement in the Consent Statement, “Calculated using Bloomberg’s Custom Total Return Holding Period from July 21, 2005 to September 30, 2015. India-based IT service peer group stock appreciation calculated using the average of the stock prices of the entire peer group.” Please see page 11 of the Consent Statement.

The Shareholder Group directs the Staff’s attention to Appendix 1 hereto for support for its calculation.

o	“In addition to superior revenue growth and profit margins, India -based IT services stocks trade at much higher multiples than US-based ones and have had far superior stock price performance.”

The Shareholder Group acknowledges the Staff’s comment and refers the Staff to Appendix 2 hereto, which provides the trading multiples for India-based and US-based IT services stocks. The trading multiples provided therein were calculated using market caps, enterprise values and 2015 consensus estimates from Bloomberg. Each company’s multiple was calculated using the median number from its respective peer group.

Page 12:
o	“We fear that the Edgewater Board and management team are far more concerned with operating the Company as a personal compensation vehicle rather than driving stockholder value.”

The Shareholder Group acknowledges the Staff’s comment and has revised such statement to read as follows, “We fear that the Edgewater Board and management team may be more concerned with operating the Company as a personal compensation vehicle rather than driving stockholder value.” Please see page 12 of the Consent Statement.

November 6, 2015

On a supplemental basis, the Shareholder Group refers the Staff to the table in page 12 of the Consent Statement demonstrating that over the past six years, the Board and management team have been paid approximately 46% of the Company’s total EBITDA (pre Board and NEO compensation) in support of its belief that the Board and management team may be more concerned with operating the Company as a personal compensation vehicle rather than driving stockholder value. Furthermore, as previously discussed, the Board and management team refused to engage in any meaningful discussions with Ameri100 or provide any evidence of serious consideration of its offer, leading the Shareholder Group to believe that the Board and management team may be more concerned with maintaining the status quo than exploring potential opportunities to maximize stockholder value. In addition, the Shareholder Group refers the Staff to its explanation immediately below in response to the Staff’s comment regarding the Shareholder Group’s belief that “[t]he Edgewater Board ultimately disregarded the stockholder’s requests to change the Board and improve corporate governance…” in support of its belief that the Board and management team may be more concerned with operating the Company as a personal compensation vehicle rather than driving stockholder value.

o	“The Edgewater Board ultimately disregarded the stockholder’s requests to change the Board and improve corporate governance....”

The Shareholder Group acknowledges the Staff’s comment and on a supplemental basis offers the Staff the following chronological events in support of its belief that the Board “ultimately disregarded the stockholder’s requests to change the Board and improve corporate governance.” On November 19, 2012, a long-term stockholder of the Company, Echo Lake Capital, issued a public letter to the independent members of the Board demanding that the Board explore strategic alternatives to maximize stockholder value1. On February 5, 2013, Echo Lake Capital issued a public letter to Chairman and CEO Shirley Singleton, outlining her poor performance as CEO2. On October 10, 2013, Echo Lake Capital issued an additional public letter to the independent members of the Board criticizing the Board for its excessive compensation, poor performance and misaligned incentives3. On December 4, 2013, the Board amended the employment agreements and severance packages for certain members of management4 which we believe, as explained in the Consent Statement, served to further entrench management. On December 18, 2013, Echo Lake Capital issued a public letter denouncing the Company’s revised compensation and severance packages5.

From the foregoing, we believe it is clear that the Board disregarded the stockholder’s input. Within two months of the stockholder criticizing the Company’s leadership for its excessive compensation, poor performance and misaligned incentives, the Board responded by amending the management team’s employment agreements and severance packages, which increased their compensation and served to further entrench themselves. The stockholder’s subsequent denouncement of such changes provides further evidence that the Board disregarded the stockholder’s requests.

3.
The consent statement does not appear to include certain information required by Item 7 of Schedule 14A. Please advise us whether the participants intend to rely upon Rule 14a- 5(c) to omit information required by Schedule 14A from this consent statement. If so, please revise to include a clear reference to the particular document containing such omitted information. If you revise to refer shareholders to information that may be included in a consent revocation statement to be filed by the company, please advise us how you intend to comply with Rule 14a-5(c) in the event the company has not filed a consent revocation statement, if any, by the time the participants disseminate their consent solicitation statement.

1 http://www.reuters.com/article/2012/11/19/idUS112534+19-Nov-2012+MW20121119#b1TJYZZ3o6h3V4Gs.97
2 http://www.marketwired.com/press-release/ephraim-fields-of-echo-lake-capital-issues-letter-to-ceo-of-edgewater-technology-inc-1753130.htm
3 http://www.istockanalyst.com/business/news/6602464/ephraim-fields-of-echo-lake-capital-issues-letter-to-independent-board-members-of-edgewater-technology-inc
4 http://www.sec.gov/Archives/edgar/data/1017968/000119312513465177/d641400d8k.htm
5 http://www.prnewswire.com/news-releases/ephraim-fields-of-echo-lake-capital-criticizes-boards-decision-to-increase-senior-managements-compensation-at-edgewater-technology-inc-236360601.html

November 6, 2015

The Shareholder Group acknowledges the Staff’s comment and confirms that it intends to rely upon Rule 14a- 5(c) to omit certain information required by Schedule 14A from the Consent Statement. The Shareholder Group has revised the Consent Statement to include a clear reference to information that may be included in a consent revocation statement anticipated to be filed by the Company. Please see page 29 of the Consent Statement.

In the event that the Company has not filed a consent revocation statement, if any, by the time the Shareholder Group disseminates its definitive consent solicitation statement, the Shareholder Group intends to incorporate by reference in its definitive consent solicitation statement the information disclosed by the Company in its definitive proxy statement on Schedule 14A filed on April 22, 2015 in connection with the Company’s 2015 Annual Meeting held on June 3, 2015, and any relevant public disclosure by the Company thereafter. In addition, the Shareholder Group intends to supplement its consent solicitation statement to update such information, as necessary and file revised definitive materials with the Commission if and when the Company files its consent revocation statement.

Reasons for the Solicitation of Consents, page 10

4.	Please discuss how a merger with Ameri Holdings, Inc., a private company, offers “meaningful strategic benefits, synergies and significant value to the Company’s stockholders.”

The Shareholder Group acknowledges the Staff’s comment and would first like to clarify to the Commission that AMERI Holdings, Inc. is a public company that trades on the Over-The-Counter Market as AMRH. A merger between the entities would offer meaningful strategic benefits, synergies and significant value to Edgewater’s stockholders because the combined entity would have an expanded addressable market focused on all major Enterprise Resource Planning (ERP) Platforms (i.e. SAP, Oracle and Microsoft). Edgewater is focused on the Oracle and Microsoft ERP Platforms, which together represent 17% of the ERP market share. Conversely, Ameri100 specializes on the SAP Platform, which represents 24% of the ERP market share (making it the largest ERP Platform). Together, the combined entity would cover 41% of the addressable market, thus providing the companies with an opportunity to leverage the available capacity to scale each business. Please see Appendix 3 hereto. Furthermore, the complementary nature of the businesses will enable a combination to create synergies that should yield cost savings and expanded client offerings. In addition, a merger with Ameri100 would bring a global team with the capacity to improve the Company’s rate of completion for clients, and an adaptable business model, which in turn should increase value for Edgewater’s stockholders.

We believe Edgewater’s US-Only Business Model is Outdated, page 10

5.	Please revise the footnotes to the tables on page 11 to provide the names of the peer group companies and discuss the methodology used to select the India-based peer group.

The Shareholder Group acknowledges the Staff’s comment and has revised the footnotes accordingly. Please see page 11 of the Consent Statement.

On a supplemental basis, the Shareholder Group informs the Staff that the India-based peer group is as defined within KeyBanc Capital Markets’ April 2015 IT Services/Outsourcing Monthly Report (citing Capital IQ). Please see Appendix 4 hereto.

November 6, 2015

6.
We refer to your statement that “Edgewater has an outdated business model and ... the Company’s revenue growth, operating margins, and stock price performance will continue to trail the industry leaders, especially the India-based ones.” Please discuss the steps you intend to take to update the company’s business model to achieve revenue growth, improved operating margins and better stock price performance. If you do not yet have a specific plan, please state so.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement to clarify that, as outsiders, the Nominees have general plans to transition the Company to a collaborative India-based business model (whereby US-based and India-based employees will work together as a team to provide clients with round-the-clock service), but upon election (and receiving access to the Company’s information), they will be able to fully review the Company’s business and formulate specific plans to update the Company’s business model to achieve revenue growth, improved operating margins and better stock price performance. Please see page 11 of the Consent Statement.

We believe Edgewater’s Board and Management Team are Overcompensated, page 12

7.
We refer to your statement that “[i]f a transaction between Ameri100 and Edgewater is consummated, the combined AMERI-Edgewater company would aim to implement a true pay-for-performance compensation system.” Please explain how you plan to modify the compensation structure to implement a pay-for-performance compensation system.

The Shareholder Group acknowledges the Staff’s comment and has revised its disclosure to explain that the Shareholder Group would seek to implement a true pay-for-performance compensation system by instituting a compensation structure whereby executive compensation would be pegged to achieving specific performance benchmarks. Please see page 12 of the Consent Statement.

We Believe the Board is Stale and Stockholders are Ready for Change, page 13

8.	Please explain your methodology for estimating insider votes and how you calculated the percentage of independent votes cast. Also discuss how broker non-votes were categorized.

The Shareholder Group acknowledges the Staff’s comment and offers the following explanation as to its methodology for estimating insider votes and calculating the percentage of independent votes cast. In order to estimate the number of insider votes, the Shareholder Group started with the 3,071,047 shares of Common Stock as reported beneficially owned by all of the Company’s directors and executive officers in the Company’s proxy statement for the 2015 Annual Meeting, and then subtracted the exercisable options that were included in such beneficial ownership total, yielding a total of 999,621 shares owned outright by insiders that the Shareholder Group believes insiders were entitled to vote at the 2015 Annual Meeting.

In order to calculate the percentage of independent votes cast, the Shareholder Group assumed that all of the 999,621 shares owned outright by insiders were voted in favor of management, and accordingly, subtracted 999,621 shares from the total votes “FOR” each respective director. For example, according to the Company’s Current Report on Form 8-K filed with the Commission June 4, 2015, Wayne Wilson received 4,461,927 votes “FOR” and 4,264,819 “WITHHELD” votes. Subtracting the 999,621 shares from Mr. Wilson’s “FOR” vote total yields the Shareholder Group’s estimate of 3,462,306 independent votes casted “FOR” Mr. Wilson’s election. Accordingly, taking into account only the Shareholder Group’s estimate of independent votes cast, approximately 55.2% of the independent shares voted “WITHHELD” with respect to Mr. Wilson’s election (4,264,819 “WITHHELD” votes divided by the estimated 7,727,125 independent votes cast).

November 6, 2015

Broker non-votes were not taken into consideration for the calculation because, as disclosed in the Consent Statement, the relevant metric used was the percentage of independent votes cast, which only takes into consideration votes “FOR” and “WITHHELD.”

Proposal 1 - The Bylaw Restoration Proposal, page 14

9.
Proposals 3 and 4 seek to amend the company’s bylaws. However, Proposal 1 prohibits any change to the company’s bylaws that differ from the bylaws filed with the Commission on September 28, 2007. Please discuss how Proposal 1 impacts Proposals 3 and 4.

The Shareholder Group acknowledges the Staff’s comment and respectfully maintains that Proposal 1 does not impact Proposals 3 and 4. The full text of Proposal 1, as included in the Consent Statement, states “Repeal any provision of the Amended and Restated By-Laws of the Company (the ‘Bylaws’) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect as of September 26, 2007 and were filed with the Securities and Exchange Commission on September 28, 2007.” (emphasis added)

Proposal 1 restores the Bylaws to the last version of such Bylaws publicly filed with the Commission, on September 28, 2007, at the time Proposal 1 becomes effective. By its terms, Proposal 1 does not limit the ability to amend the Bylaws subsequent to the effectiveness of Proposal 1. Because Proposals 3 and 4 seek to amend the Bylaws after Proposal 1 would become effective, the Shareholder Group does not believe that Proposal 1 effects Proposals 3 and 4. The Shareholder Group acknowledges that if the proposals were reordered and Proposals 3 and 4 were presented prior to Proposal 1, then Proposals 3 and 4 would be repealed by Proposal 1; however, due to the ordering of the proposals, this is not the case.

Proposal 5 - The Election Proposal

Nominees, page 18

10.
You state that if any of the Nominees are not available for election, the Shareholder Group may designate such other nominee or nominees to be elected to the Board in accordance with the company’s Bylaws. Please confirm that should you nominate substitute or additional nominees before the meeting, you will file an amended consent statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Shareholder Group acknowledges the Staff’s comment and confirms that in the event the Shareholder Group nominates substitute or additional nominees to the Board, the Shareholder Group will file an amended consent statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

11.	Please revise to state that there is no assurance that any of the company’s directors will serve with any of the participants’ nominees, if elected.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see page 18 of the Consent Statement and the Consent Card.

November 6, 2015

Solicitation of Consents, page 24

12.
Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Shareholder Group acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents, must be filed under the cover of Schedule 14A on the date of first use.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Jeffrey E. Eberwein, Lone Star Value Management, LLC
Giri Devanur, AMERI Holdings, Inc.
Aneliya S. Crawford, Olshan Frome Wolosky LLP

November 6, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the preliminary consent statement on Schedule 14A (the “Consent Statement”) filed by the undersigned on October 26, 2015, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Consent Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Consent Statement do not foreclose the Commission from taking any action with respect to the Consent Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

November 6, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa N. Rai and Timothy Whelan

AMERI Holdings, Inc.

By:	/s/ Giri Devanur
	Name:	Giri Devanur
	Title:	President and Chief Executive Officer

November 6, 2015

Ameri and Partners Inc.

By:	/s/ Giri Devanur
	Name:	Giri Devanur
	Title:	President and Chief Executive Officer

/s/ Giri Devanur

GIRI DEVANUR
Individually and as attorney-in-fact for Srinidhi “Dev” Devanur, Dimitrios J. Angelis, Dr. Arthur M. Langer, Dr. Robert Rosenberg, Brunda Jagannath, Srirangan Rajagopal and Carlos Fernandez